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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PLANET PAYMENT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value
(Title of Class of Securities)

U72603118
(CUSIP Number of Class of Securities)

David R. Fishkin
Vice President, Corporate Counsel and Secretary
Planet Payment, Inc.
670 Long Beach Blvd.
Long Beach, NY 11561
(516) 670-3200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Joanne R. Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000

Calculation of Filing Fee

Transaction Value(1)	Amount of filing fee(2)

$15,000,000	$1,510.50

(1)
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $15.0 million in value of the issuer's common stock, $0.01 par value, at a per share price not less than $3.20 per share nor greater than $3.60 per share.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016 equals $100.70 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

        This Tender Offer Statement on Schedule TO relates to the offer by Planet Payment, Inc., a Delaware corporation ("Planet Payment" or the "Company"), to purchase for cash up to $15.0 million in value of shares of its common stock, $0.01 par value, at a per share price of not less than $3.20 nor greater than $3.60 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated March 14, 2016 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the "Tender Offer"), a copy of which is filed herewith as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.    Summary Term Sheet.

        The information under the heading "Summary Term Sheet," included in the Offer to Purchase, is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is Planet Payment, Inc. The address and telephone number of the issuer's principal executive offices is 670 Long Beach Blvd., Long Beach, NY 11561, (516) 670-3200. The Company's website address is www.planetpayment.com.

        (b)   The subject securities are shares of common stock, $0.01 par value of Planet Payment, Inc. As of February 29, 2016, there were 51,821,800 shares of Planet Payment's common stock issued and outstanding. The information set forth in the section of the Offer to Purchase titled "Introduction" is incorporated herein by reference.

        (c)   Information about the trading market and price of the shares set forth in the Offer to Purchase under the heading "Section 8—Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   The filing person to which this Schedule TO relates is Planet Payment. The address and telephone number of Planet Payment is set forth under Item 2(a) above. The names of the directors and executive officers of Planet Payment are as set forth in the Offer to Purchase under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and such information is incorporated herein by reference. The business address and business telephone number of each director and named executive officer of Planet Payment is c/o Planet Payment, Inc., 670 Long Beach Blvd., Long Beach, NY 11561, (516) 670-3200.

Item 4.    Terms of the Transaction.

        (a)   The material terms of the transaction set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Section 1—Number of Shares; Purchase Price; Proration," "Section 2—Purpose of the Offer; Certain Effects of the Offer," "Section 3—Procedures for Tendering Shares," "Section 4—Withdrawal Rights," "Section 5—Purchase of Shares and Payment of Purchase Price," "Section 6—Conditional Tender of Shares," "Section 7—Conditions of the Offer," "Section 9—Source and Amount of Funds," "Section 10—Certain Information Concerning the Company," "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,"

"Section 14—Material U.S. Federal Income Tax Consequences" and "Section 15—Extension of the Offer; Termination; Amendment" are incorporated herein by reference.

        (b)   Information regarding purchases from officers, directors and affiliates of the Company are set forth in the Offer to Purchase under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the Offer to Purchase under the headings "Section 8—Price Range of Shares; Dividends" and "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Section 2—Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

        (b)   Information regarding the treatment of common stock acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading "Section 2—Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

        (c)   Information about any plans or proposals set forth in the Offer to Purchase under the headings "Section 2—Purpose of the Offer; Certain Effects of the Offer" and "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   Information regarding the source of funds set forth in the Offer to Purchase under the heading "Section 9—Source and Amount of Funds" is incorporated herein by reference.

        (b)   Information regarding the source of funds set forth in the Offer to Purchase under the heading "Section 9—Source and Amount of Funds" is incorporated herein by reference. There are no alternative financing arrangements or financing plans for the Tender Offer.

        (d)   Information regarding the source of funds set forth in the Offer to Purchase under the heading "Section 9—Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information set forth under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth under the headings "Summary Term Sheet" and "Section 16—Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)-(b)  Not applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

        (a)(2)  The information set forth under the heading "Section 13—Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (a)(3)  The information set forth under the heading "Section 13—Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (a)(4)  The information set forth under the headings "Section 2—Purpose of the Offer; Certain Effects of the Offer" and "Section 12—Effects of the Offer on the Market for Shares; Registration under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

        (a)(5)  None.

        (c)   The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

        The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated March 14, 2016
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 14, 2016
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 14, 2016
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Press release announcing the Tender Offer, dated March 10, 2016*
(b)(1)
Credit and Security Agreement dated June 10, 2015, by and among the Company, certain affiliates thereof as borrowers or guarantors, and Citizens Bank, N.A. (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed with the Commission on August 4, 2015)

Exhibit Number	Description
(b)(2)	First Amendment to Credit and Security Agreement, dated July 10, 2015, by and among the Company, certain affiliates thereof as borrowers or guarantors, and Citizens Bank, N.A.
(b)(3)
Second Amendment to Credit and Security Agreement, dated January 28, 2016, by and among the Company, certain affiliates thereof as borrowers or guarantors, and Citizens Bank, N.A. (incorporated by reference to Exhibit 10.26 to Annual Report on Form 10-K (File No. 001-35699) filed with the Commission on March 3, 2016)
(d)(1)	Form of Indemnification Agreements (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(2)
2000 Stock Incentive Plan and forms of stock option agreement and stock option exercise agreement (incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(3)
2006 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement (incorporated by reference to Exhibit 10.3 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(4)
2012 Equity Incentive Plan, and forms of notice of stock option award and stock option award agreement, notice of restricted stock award and restricted stock agreement, notice of stock appreciation right award and stock appreciation right award agreement, and notice of restricted stock unit award and restricted stock unit award agreement (incorporated by reference to Exhibit 10.4 to Registration Statement on Form 10 (File No. 001-35699) filed with the Commission on October 10, 2012)
(d)(5)
2012 Employee Stock Purchase Plan, and form of subscription agreement (incorporated by reference to Exhibit 10.5 to Registration Statement on Form 10 (File No. 001-35699) filed with the Commission on October 10, 2012)
(d)(6)
Offer letter, dated November 8, 2009, by and between the Planet Payment, Inc. and Robert J. Cox III (incorporated by reference to Exhibit 10.6 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(7)
Offer letter, dated October 30, 2006, by and between the Planet Payment, Inc. and Kieth W. Flaherty (incorporated by reference to Exhibit 10.7 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(8)
Offer letter, dated October 21, 2003, by and between the Planet Payment, Inc. and Alan M. Lubitz (incorporated by reference to Exhibit 10.8 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(9)
Executive Retention Agreement, dated November 9, 2009, by and between the Planet Payment, Inc. and Robert J. Cox III (incorporated by reference to Exhibit 10.11 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(10)
Offer letter, dated November 12, 2013, by and between Planet Payment, Inc. and Carl J. Williams (incorporated by reference to Exhibit 10.18 to Annual Report on Form 10-K (File No: 001-35699) filed with the Commission on March 7, 2014)

Exhibit Number	Description
(d)(11)	Long-Term Incentive Restricted Stock Agreement, dated November 12, 2013, by and between Planet Payment, Inc. and Carl J. Williams (incorporated by reference to Exhibit 10.19 to Annual Report on Form 10-K (File No: 001-35699) filed with the Commission on March 7, 2014)
(d)(12)
Executive Retention Agreement dated April 25, 2011, by and between the Company and Raymond D'Aponte (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed with the Commission on November 4, 2015)
(d)(13)
Executive Offer Letter dated April 25, 2011, by and between the Company and Raymond D'Aponte (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed with the Commission on November 4, 2015)
(d)(14)
Registration Rights Agreement, dated November 10, 2004, as amended, by and among Planet Payment, Inc. and certain security holders of the Planet Payment, Inc. (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(15)
Employment Agreement dated February 2, 2016, by and between the Company and Carl J. William (incorporated by reference to Exhibit 10.27 to Annual Report on Form 10-K (File No. 001-35699) filed with the Commission on March 3, 2016)
(g)	None
(h)	None

*
Previously filed.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLANET PAYMENT, INC.
Date: March 14, 2016	By:	/s/ DAVID R. FISHKIN David R. Fishkin Vice President, Corporate Counsel and Secretary

 INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated March 14, 2016
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 14, 2016
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 14, 2016
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Press release announcing the Tender Offer, dated March 10, 2016*
(b)(1)
Credit and Security Agreement dated June 10, 2015, by and among the Company, certain affiliates thereof as borrowers or guarantors, and Citizens Bank, N.A. (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed with the Commission on August 4, 2015)
(b)(2)	First Amendment to Credit and Security Agreement, dated July 10, 2015, by and among the Company, certain affiliates thereof as borrowers or guarantors, and Citizens Bank, N.A.
(b)(3)
Second Amendment to Credit and Security Agreement, dated January 28, 2016, by and among the Company, certain affiliates thereof as borrowers or guarantors, and Citizens Bank, N.A. (incorporated by reference to Exhibit 10.26 to Annual Report on Form 10-K (File No. 001-35699) filed with the Commission on March 3, 2016)
(d)(1)	Form of Indemnification Agreements (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(2)
2000 Stock Incentive Plan and forms of stock option agreement and stock option exercise agreement (incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(3)
2006 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement (incorporated by reference to Exhibit 10.3 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(4)
2012 Equity Incentive Plan, and forms of notice of stock option award and stock option award agreement, notice of restricted stock award and restricted stock agreement, notice of stock appreciation right award and stock appreciation right award agreement, and notice of restricted stock unit award and restricted stock unit award agreement (incorporated by reference to Exhibit 10.4 to Registration Statement on Form 10 (File No. 001-35699) filed with the Commission on October 10, 2012)
(d)(5)
2012 Employee Stock Purchase Plan, and form of subscription agreement (incorporated by reference to Exhibit 10.5 to Registration Statement on Form 10 (File No. 001-35699) filed with the Commission on October 10, 2012)

Exhibit Number	Description
(d)(6)	Offer letter, dated November 8, 2009, by and between the Planet Payment, Inc. and Robert J. Cox III (incorporated by reference to Exhibit 10.6 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(7)
Offer letter, dated October 30, 2006, by and between the Planet Payment, Inc. and Kieth W. Flaherty (incorporated by reference to Exhibit 10.7 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(8)
Offer letter, dated October 21, 2003, by and between the Planet Payment, Inc. and Alan M. Lubitz (incorporated by reference to Exhibit 10.8 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(9)
Executive Retention Agreement, dated November 9, 2009, by and between the Planet Payment, Inc. and Robert J. Cox III (incorporated by reference to Exhibit 10.11 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(10)
Offer letter, dated November 12, 2013, by and between Planet Payment, Inc. and Carl J. Williams (incorporated by reference to Exhibit 10.18 to Annual Report on Form 10-K (File No: 001-35699) filed with the Commission on March 7, 2014)
(d)(11)
Long-Term Incentive Restricted Stock Agreement, dated November 12, 2013, by and between Planet Payment, Inc. and Carl J. Williams (incorporated by reference to Exhibit 10.19 to Annual Report on Form 10-K (File No: 001-35699) filed with the Commission on March 7, 2014)
(d)(12)
Executive Retention Agreement dated April 25, 2011, by and between the Company and Raymond D'Aponte (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed with the Commission on November 4, 2015)
(d)(13)
Executive Offer Letter dated April 25, 2011, by and between the Company and Raymond D'Aponte (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed with the Commission on November 4, 2015)
(d)(14)
Registration Rights Agreement, dated November 10, 2004, as amended, by and among Planet Payment, Inc. and certain security holders of the Planet Payment, Inc. (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-1 (File No. 333-175705) filed with the Commission on July 21, 2011)
(d)(15)
Employment Agreement dated February 2, 2016, by and between the Company and Carl J. William (incorporated by reference to Exhibit 10.27 to Annual Report on Form 10-K (File No. 001-35699) filed with the Commission on March 3, 2016)
(g)	None
(h)	None

*
Previously filed.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS